May 22, 1996



Premier Concepts, Inc.
3033 S. Parker Road, Suite 120
Aurora, Colorado  80014

     Re:  S.E.C. Registration Statement on Form S-3

Ladies and Gentlemen:

     We hereby consent to the inclusion of our opinion regarding the legality of the securities being registered by the Registration Statement to be filed with the United Stated Securities and Exchange Commission, Washington, D.C., pursuant to the Securities Act of 1933, as amended, by Premier Concepts, Inc., a Colorado corporation, (the "Company") in connection with the offering by certain Selling Securityholders described therein of up to 357,708 shares of its Common Stock, $.0004 par value, as proposed and more fully described in such Registration Statement.

     We further consent to the reference in such Registration Statement to our having given such opinions.

                                   Sincerely,


                                   /s/ Clifford L. Neuman

                                   Clifford L. Neuman

CLN:at